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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                SCHEDULE 14D-1
                      (Amendment No. 8 - Final Amendment)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                              (Amendment No. 10)
                              ------------------

                                 Conrail Inc.
                           (Name of Subject Company)

                         NORFOLK SOUTHERN CORPORATION
                       ATLANTIC ACQUISITION CORPORATION
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                  208368 10 0
                     (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)

                                ---------------

                             JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidder)
                               -----------------

                                with a copy to:
                             RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000

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         This Amendment amends the combined Tender Offer Statement on
Schedule 14D-1 initially filed on February 12, 1997, as amended, and the
Schedule 13D initially filed on February 5, 1997, as amended (the "Combined Statement"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together constitute the "Second Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Combined Statement.

         ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
                  OF THE BIDDER.

         ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

             Items 5 and 7 are hereby amended and supplemented by the following:

         On April 8, 1997 Parent and CSX entered into an agreement (the "Agreement") which provides, among other things, that Parent and CSX will jointly acquire the Company. Pursuant to the Agreement, Parent and Purchaser have terminated the Second Offer. According to the Depositary, approximately 2.1 million Shares had been tendered and not withdrawn pursuant to the Second Offer as of the afternoon of April 8. Shares that have been tendered into the Second Offer to date will be promptly returned to tendering shareholders.

         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the following:

         (a)(20)  Press Release issued by Parent on April 9, 1997.



                                SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1997

                                   NORFOLK SOUTHERN CORPORATION


                                   By: /s/ JAMES C. BISHOP, JR.
                                       ------------------------------
                                   Name:  James C. Bishop, Jr.
                                   Title: Executive Vice President-Law


                                   ATLANTIC ACQUISITION CORPORATION


                                   By: /s/ JAMES C. BISHOP, JR.
                                       -----------------------------
                                   Name:  James C. Bishop, Jr.
                                   Title: Vice President and General
                                          Counsel



                              EXHIBIT INDEX

       Exhibit
       Number                  Description

       (a)(20)     Press Release issued by Parent on April 9, 1997.